Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222231

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 14 DATED APRIL 15, 2020

TO THE PROSPECTUS DATED APRIL 12, 2019

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc. dated April 12, 2019 (the “Prospectus”), Supplement No. 1 dated July 10, 2019, Supplement No. 2 dated July 16, 2019, Supplement No. 3 dated August 16, 2019, Supplement No. 4 dated September 16, 2019, Supplement No. 5 dated October 17, 2019, Supplement No. 6 dated November 15, 2019, Supplement No. 7 dated December 13, 2019, Supplement No. 8 dated January 15, 2020, Supplement No. 9 dated January 21, 2020, Supplement No. 10 dated February 4, 2020, Supplement No. 11 dated February 14, 2020, Supplement No. 12 dated March 16, 2020 and Supplement No. 13 dated April 1, 2020. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of May 1, 2020;

•	to disclose the calculation of our March 31, 2020 net asset value (“NAV”) per share for each class of our common stock; and

•	to provide an update on our initial public offering.

May 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2020 (and repurchases as of April 30, 2020) is as follows:

Transaction Price (per share)
Class T	$10.53
Class S	10.51
Class D	10.62
Class I	10.64

The transaction price for our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of March 31, 2020. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

March 31, 2020 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. As of March 31, 2020, our properties have been appraised in accordance with our valuation guidelines and such appraisals were reviewed by our independent valuation advisor.

VGN-NREIT2-0420P

The following tables provide a breakdown of the major components of our NAV as of March 31, 2020 ($ and shares in thousands):

Components of NAV	March 31, 2020
Investment in real property	$445,032
Investment in international affiliated funds	45,047
Investment in real estate-related assets	30,047
Investment in commercial mortgage loan	12,831
Cash and cash equivalents	10,044
Restricted cash	2,781
Other assets	2,828
Debt obligations	(132,277)
Subscriptions received in advance	(2,781)
Other liabilities	(8,432)
Stockholder servicing fees payable the following month (1)	(30)

Net Asset Value	$405,090
Net Asset Value attributable to Series A preferred stock	$129

Net Asset Value attributable to common stockholders	$404,961
Number of outstanding shares of common stock	37,662

(1)

Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of March 31, 2020, we have accrued under GAAP approximately $3.3 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of March 31, 2020 ($ and shares in thousands, except per share data):

NAV per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class N Shares	Total
Net asset value	$24,833	$13,202	$11,845	$34,056	$321,025	$404,961
Number of outstanding shares	2,359	1,256	1,115	3,201	29,731	37,662

NAV per share as of March 31, 2020	$10.53	$10.51	$10.62	$10.64	$10.80

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the March 31, 2020 valuations, based on property types. Once we own more than one retail property and other property, we will include the key assumptions for such property types.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	6.81%	6.01%
Multifamily	6.88	5.40
Office	7.17	6.42

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial investment Values	Multifamily Investment Values	Office Investment Values
Discount Rate	0.25% decrease	+3.0%	+1.8%	+2.1%
(weighted average)	0.25% increase	(1.0%)	(2.0%)	(1.5%)
Exit Capitalization Rate	0.25% decrease	+3.8%	+2.9%	+2.7%
(weighted average)	0.25% increase	(1.5%)	(2.9%)	(2.0%)

Status of our Initial Public Offering

As of the date hereof, we had issued and sold 8,201,620 shares of our common stock (consisting of 2,535,820 Class T shares, 1,296,917 Class S shares, 1,122,840 Class D shares and 3,246,043 Class I shares) in our offering, resulting in gross offering proceeds of $88,210,360. We intend to continue selling shares in the offering on a monthly basis.